UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

February 26, 2004

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	March 10, 2004

Ms. Kathy Efrem
Integrated Management Solutions
39 Broadway, Suite 1601
New York, NY 10006-3003

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Ms. Efrem:

We have received your letter, dated February 25, 2004, in which you request on behalf of Rinaldini & Co. Securities LLC (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ended December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on October 17, 2003. The Firm is required, under paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year, unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective October 17, 2003, you have requested an exemption from filing annual audit reports for the year ended December 31, 2003.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. The annual report for the year ending December 31, 2004, however, must cover the entire period from October 17, 2003, the effective date of the Firm's registration with the Commission.

This letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described in this letter. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Matthew B. Comstock
Special Counsel

cc: Susan DeMando, NASD Regulation, Inc.

INTEGRATED MANAGEMENT SOLUTIONS

39 Broadway, Suite 1601, New York, NY 10006-3003
(212) 509-7800 • Fax: (212) 509-8347
Direct Dial Fax: 212-202-7807
E-Mail: kefrem@intman.com

February 25, 2004

Mr. Matthew Comstock
Securities and Exchange Commission

VIA FAX 202-942-9553

Re: Rinaldini & Co. Securities LLC SEC File#: 8-065896

Dear Mr. Comstock:

On behalf of our client, Rinaldini & Co. Securities LLC ("Rinaldini"), we hereby request an exemption from filing audited financial statements and related schedules which would otherwise be required under Rule 17a-5 for the period ending December 31, 2003. Rinaldini became registered as a broker-dealer on October 17, 2003 as a result of its joining the NASD on that date. In addition, the firm did not have any revenue in 2003.

Accordingly, Rinaldini prefers to have incorporated into its December 31, 2004 audited financial statements, the period from the date of its membership in the NASD through December 31, 2004, in lieu of filing separate financial statements for the period ending December 31, 2003.

Thank you for your cooperation in this matter. Should you have any questions in this regard, please contact me directly.

Very truly yours,

K. Efrem

Kathy Efrem